Financial Statements Prepared By B3 Media Group for 2016

Item	Dollar Amount
Income	$0
Cost	$0
Taxable Income	$0
Tax	$0

Notes:

1) Based on the Regulation Crowdfunding, a company should disclose income and tax from its federal income tax returns if the target funding request is $100,000 or less. However, because B3 Media Group Inc was incorporated in August 2016, the company has not filed federal tax returns yet. The financial statements shown above reflect this fact.

2) B3 Media Group is willing to take Troptions as payment instead of U.S. Dollars. The company understands that the selection is irreversible.

I, LaVonne Idlette, certify the information presented above is accurate and true.

Signature: ___   _
Printed Name: LaVonne Idlette
Title: President
Date: August 30,2016